Room 4561
via fax (727) 538-7808

November 6, 2006

Robert M. Dutkowsky
Chairman & CEO
Tech Data Corporation
5350 Tech Data Drive
Clearwater, FL 33760

     Re: **Tech Data Corporation**
                Form 10-K for Fiscal Year Ended January 31, 2006
                Filed April 3, 2006
                Form 8-K Dated August 23, 2006
                Form 10-Q for Quarter Ended July 31, 2006
                Filed September 7, 2006
                File No. 000-14625

Dear Mr. Dutkowsky:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Kathleen Collins
                     Accounting Branch Chief